ITEM 11. EXECUTIVE COMPENSATION
  COMPENSATION OF DIRECTORS

    Each of the non-executive independent Directors receives L22,000 annually plus L1,000 for each meeting attended. The position of Deputy Chairman (if any) receives an additional L5,000 annually. All Directors are reimbursed for reasonable expenses incurred in the performance of their duties as Directors. Directors who are executive Directors of the Companies and NYNEX-appointed Directors do not receive compensation in connection with their services as Directors.

    The compensation packages of the executive Directors and other senior executives of the Companies are determined by the Remuneration Committees. The total fees for all of the Directors of each of the Boards, in their capacity as Directors (therefore excluding any remuneration payable to executive Directors for their services pursuant to any service agreement entered into with the Companies or their subsidiaries), may not exceed L500,000 per annum in respect of both the NYNEX CableComms UK Board and NYNEX CableComms US Board unless the relevant shareholders, by a majority vote of such shareholders, authorize a greater amount. Directors may be paid their reasonable expenses incurred in attending meetings of the Boards (or Committees thereof) and of the shareholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Remuneration Committees are responsible for reviewing, monitoring and approving all compensation decisions affecting the Companies' Executive Officers. The Remuneration Committees endeavor to have the entire remuneration paid to Executive Officers be consistent with the Companies' interest in providing market competitive compensation opportunities, reflective of its pay-for-performance philosophy, and supportive of its short term and long term business mission. The Remuneration Committees will continue to actively monitor the effectiveness of the Companies' Executive Officer compensation plans and assess the appropriateness of executive pay levels to assure prudent use of the Companies' resources. For the year ending December 31, 1996, the Remuneration Committees were comprised of Sir Michael Checkland (Chairman), Robert T. Anderson, Richard W. Blackburn, Sir Bryan Carsberg and John L. Rennocks.

    No member of the Remuneration Committees was an officer or employee of the Companies during the year ended December 31, 1996, or at any prior time. In addition, there are no transactions, relationships or indebtedness for which disclosure is required under the rules of the SEC with respect to any member of the Remuneration Committees.

DESCRIPTION OF EXECUTIVE OFFICER COMPENSATION POLICIES AND EMPLOYEE CONTRACTS

    Details of the compensation packages for Executive directors are given below. Information on the individual positions of the executive Directors and each non-executive Director is also included. Copies of executive Directors' and non-executive Directors' employment contracts and agreements, together with documentation supporting the various plans, are available for inspection by shareholders at the Companies' registered office.

SALARY AND BENEFITS

    Basic salary levels and the provision of benefits which include car, death, disability, housing, enhanced pension and medical benefits are reviewed by the Remuneration Committees each year. In conducting the annual review, the Remuneration Committees may take the advice of independent consultants and undertake external surveys. Increases in salaries and benefits reflect the performance of the Companies and, separately, of the individual Executive directors.

ANNUAL AND LONGER-TERM INCENTIVE PLANS

A) TARGET SETTING

    Financial targets are agreed annually by the Boards through a systematic planning and budgeting review process. These targets are reviewed by the Remuneration Committees to ensure they are appropriate for use as yardsticks in judging performance of the Companies and the individual.

B) ANNUAL BONUS

    Each Executive director of the Companies is eligible to be considered to receive an annual bonus which is determined by the Remuneration Committees, depending on performance against company and personal objectives.

SHARE OPTION AND RELATED SCHEMES

    Mr. Mearing-Smith is eligible to participate in the Employee Share Option Plan and the SAYE Plan. He did not, however, participate in the grants under the Employee Share Option Plan which took place after completion of the initial public offering (and has not participated in the SAYE plan).

RETIREMENT BENEFITS

    Mr. Killian is a member of the NYNEX Management Pension Plan. Benefits for management employees under this plan are based on a modified career average pay. Contributions are made, to the extent of permissible deductions under the provisions of the US Internal Revenue Code, to an irrevocable trust for the sole benefit of pension plan participants. Mr. Mearing-Smith is entitled to have an annual pension contribution from NYNEX CableComms Limited, equivalent to 13.5% of basic salary, paid to a personal pension arrangement nominated by him.

EXECUTIVE DIRECTORS' SERVICE AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    Each of the Executive directors have entered into agreements with the Companies and with NYNEX CableComms Limited under which the Executive directors are employed by NYNEX CableComms Limited, such agreements are continuing unless and until terminated on three months' notice by either party.

    Pursuant to their employment agreements, Messrs. Killian and Mearing-Smith were awarded a right in 1995 (an "Allocation Right") to acquire Units (68,710 and 91,613, respectively, having an aggregate value of $150,000 and $200,000, respectively), for no payment on the vesting date. In addition Messrs. Killian and Mearing-Smith were awarded on January 2, 1996 a further Allocation Right to acquire Units (122,982 and 56,936, respectively, having an aggregate value of $216,000 and $100,000, respectively), for no payment on the vesting date. As NYNEX CableComms Limited is not in a position to procure the grant of Units, NYNEX CableComms UK and NYNEX CableComms US are joined as parties to the employment agreements.

    The Allocation Right and further Allocation Right vested on December 31, 1996. The Units were issued in January 1997.

    Prior to joining NYNEX CableComms Limited, Mr. Killian was employed by various companies within NYNEX. Under the terms of an Assignment Letter, he is employed by NYNEX WSG, an indirect, wholly-owned subsidiary of NYNEX, for the purpose only of ensuring that he retains certain benefits under the NYNEX benefit plans. Mr. Killian's compensation is paid to him by NYNEX WSG and NYNEX CableComms Limited has agreed, pursuant to a Secondment Agreement, to reimburse NYNEX WSG in respect of the full cost including the costs of bonuses, foreign service premium and benefits of paying Mr. Killian. Both Mr. Killian and NYNEX WSG have agreed that he should perform duties solely for NYNEX CableComms Limited or any of its associated companies during the term of the Secondment Agreement (in addition to his services as a Director of each of the Companies).

    Effective October 1, 1996, the Assignment Letter was amended to permit Mr. Killian to participate in the NYNEX 1987 Restricted Stock Award Plan. Mr. Killian was awarded 3,589 restricted shares of common stock of NYNEX at the time, plus the right to dividends reinvested in restricted stock (the "Retention Award").

    The Retention Award shall be forfeited to NYNEX if Mr. Killian voluntary separates from NYNEX without the consent of the Chairman and Chief Executive Officer of NYNEX or if Mr. Killian is terminated by NYNEX for cause. If Mr. Killian were to transfer between NYNEX affiliates, such transfer would not be treated as a termination of employment and the Retention Award would remain as currently in place. The Retention Award will not be forfeited, however, if Mr. Killian voluntary separates from service with NYNEX with the consent of the Chairman and Chief Executive Officer of NYNEX, if the Companies cease to be affiliates of NYNEX for any reason, or if he is terminated without cause or dies or becomes disabled. Notwithstanding Mr. Killian's entitlement to keep the Retention Award, the Retention Award is not transferable at any time prior to his death or disability.

    If Mr. Killian were to have met the requirements discussed above for a Retention Award, his Retention Award, calculated as of December 31, 1996, would have been 3,635 restricted shares of common stock of NYNEX.

    NYNEX maintains the NYNEX Executive Severance Pay Plan and pursuant thereto enters into Executive Retention Agreements with certain officers of NYNEX and its subsidiaries. The purpose of the Severance Pay Plan and the Executive Retention Agreements is to enable NYNEX and its subsidiaries to remain competitive in attracting and retaining the best executive talent. The Executive Retention Agreements provide certain senior employees with certain benefits upon termination of employment under specified conditions.

    Effective October 1, 1996, Mr. Killian, NYNEX CableComms Limited and the Companies amended his Service Agreement to provide him with a severance amount (the "Severance Amount") which is substantially equivalent to the amount to which he would have been entitled had he entered into an Executive Retention Agreement pursuant to the NYNEX Executive Severance Pay Plan.

    Mr. Killian's Severance Amount, which is payable as discussed in the next paragraph, would equal the sum of (i) the monetary value, calculated as of the date of termination, of his Retention Award (defined above) and (ii) $225,000 (which represents one year's salary) plus interest accrued based upon the earnings of the Global Balanced Fund investment option of the NYNEX Savings Plan for Salaried Employees (and in no event less than $225,000).

    Mr. Killian's Severance Amount is payable if (i) he voluntary separates from employment with NYNEX CableComms Limited with the consent of the Remuneration Committees, (ii) NYNEX CableComms Limited terminates his employment upon three months' notice in accordance with his Service Agreement, or (iii) he dies or becomes disabled. The Severance Amount is not payable if (i) he voluntary separates from employment with NYNEX CableComms Limited without the consent of the Remuneration Committees, (ii) NYNEX CableComms Limited terminates his employment without notice for cause or (iii) within sixty days after leaving the employment of NYNEX CableComms Limited, he is employed or offered employment by NYNEX, the Companies, any of their respective 100% or majority-owned subsidiaries or partnerships, any successor to any of the aforementioned, or any acquirer of NYNEX CableComms Limited or any of its affiliates. The Severance Payment may be reduced to the extent the payment would be subject to an excise tax, as an "excess parachute payment", under Section 4999 of the US Internal Revenue Code.

    If Mr. Killian were to have met the requirements discussed above for a Severance Amount, his Severance Amount, calculated as of December 31, 1996, would have been $420,336 in cash.

NYNEX CABLECOMMS ARRANGEMENTS

    In the light of the transactions contemplated by the Transaction Agreement, the Companies have entered into agreements with certain employees of the Companies, including each of the Executive directors of the Companies. The agreements provide for the payment by the Companies of a loyalty bonus (the "Loyalty Bonus") upon successful completion of the transactions or upon confirmation that the transactions will not proceed; provided that such payee is an employee of NYNEX CableComms or a successor company on such date. The Loyalty Bonus is within the discretion of the President and Chief Executive Officer who, in consultation with the Chairman, will make a recommendation, subject to review by the Remuneration Committees, based on the employee's performance and contribution to the Companies.

    In addition, the agreements provide for payment by the Companies of a severance payment (the "Severance Payment") in the event of a dismissal of the employee by reason of redundancy (within the meaning of UK employment law) as a result of completion of the transactions. The Severance Payment is not available to secondees of NYNEX, including Messrs Repp, Schieck and Hatch.

    For Executive directors, the agreements provide for a Loyalty Bonus of up to 60% of base salary and a Severance Payment of twelve months compensation, including three months in lieu of notice pay and nine months basic pay. As a Director of the Companies, Mr. Mearing-Smith's eligibility to receive the Loyalty Bonus and the Severance Payment was subject to clearance by the Panel on Takeovers and Mergers, which clearance has been obtained.

    Based on their current levels of compensation, the maximum Loyalty Bonuses for Messrs. Repp, Mearing-Smith, Schieck and Hatch under the agreements described above would be $95,160, $138,696, $77,940 and $78,240, respectively, and the Severance Payment for Mr. Mearing-Smith under the agreements described above would be $251,432.

OTHER BENEFITS

    Mr. Killian entered into an agreement with NYNEX, effective June 14, 1995, which provides that he will retain certain benefits under NYNEX's employee pensions and other benefit plans relating to his respective prior service with NYNEX.

    Executive directors and most other senior employees receive a car or car allowance and health benefits provided by the Companies. During 1996 Mr. Killian also received benefits under miscellaneous NYNEX Group benefit plans.

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer of the Companies and each of the four other most highly compensated Executive Officers. Except as noted below, all such compensation for 1996 was paid by NYNEX CableComms Limited, which provides substantially all of the management, operations and other business functions.

                                              ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                      -----------------------------------  ---------------------------------------
                                                                OTHER      RESTRICTED    SECURITIES                      ALL
                                                               ANNUAL         STOCK      UNDERLYING       LTIP          OTHER
NAME AND PRINCIPAL                     SALARY               COMPENSATION     AWARDS        OPTONS        PAYOUTS    COMPENSATION
  POSITION                   YEAR        ($)     BONUS ($)       ($)           ($)           ($)           ($)           ($)
-------------------------  ---------  ---------  ---------  -------------  -----------  -------------  -----------  -------------
JOHN F. KILLIAN(1)
  President and Chief
  Executive Officer......       1996    225,000    243,400      157,604(2)    216,000(3)         -0-       28,507(4)     372,599(5)
                                1995    179,398     68,160      223,389(6)    150,000(7)         -0-       24,456(4)      34,661(8)
PAUL H. REPP(9)
  Executive director,
  Chief Legal and
  Regulatory Officer and
  Company Secretary......       1996    152,600     58,600      255,493(10)        -0-        7,690           -0-        62,708(11)
                                1995    146,600     53,800      214,234(12)        -0-          -0-           -0-        28,740(13)
NICHOLAS
  MEARING-SMITH(14)
  Chief Financial
  Officer................       1996    231,161     67,800        3,082(15)    100,000(3)         -0-         -0-        31,771(16)
                                1995    183,324     60,644        9,742(17)    200,000(7)         -0-         -0-     1,298,769(18)
MICHAEL T. SCHIECK(19)
  Executive director,
  Customer Operations
  Support................       1996    121,567     47,500      190,468(20)        -0-        1,120           -0-        52,492(21)
                                1995    115,175     34,600      175,692(22)        -0-          -0-           -0-        22,911(23)
EDWARD L. HATCH(24)
  Executive director,
    Merger Planning......       1996    118,633     48,700      176,821(25)        -0-        1,120           -0-        51,442(26)
                                1995    113,000     37,600      157,263(27)        -0-          -0-           -0-        23,141(28)

------------------------------

(1) Mr. Killian was a secondee to the Companies from an affiliate of NYNEX and consequently received his compensation from such affiliate, which was reimbursed by NYNEX CableComms Limited.

(2) Mr. Killian's "Other Annual Compensation" for 1996 consists of $95,969 in respect of housing expenses, $11,790 in respect of automobile expenses, $6,678 in respect of travel expenses, $37,935 in respect of school fees, $1,979 in respect of accountancy fees and consultancy, $600 in telephone allowances and $2,653 in dividend equivalents paid pursuant to the Senior Management Long Term Incentive Plan of NYNEX.

(3) In 1996, Messrs. Killian and Mearing-Smith were awarded the right to acquire for no payment on the vesting date 122,982 and 56,936 NYNEX CableComms Units, respectively, with a value of $216,000 and $100,000, respectively, from NYNEX CableComms, pursuant to their employment contracts. These rights vested on December 31, 1996.

(4) Mr. Killian's LTIP payouts were received under NYNEX's Senior Management and Executive Long Term Incentive Plans.

(5) Mr. Killian's "All Other Compensation" for 1996 consists of $254,090 in respect of special foreign service payment, $67,965 in respect of foreign service premiums and other expatriate compensation; contributions by NYNEX to the NYNEX tax qualified savings plan, the NYNEX non-qualified savings plan and the NYNEX Executive Retirement Account of $6,503, $5,672 and $35,450, respectively; and the amount of the dollar benefit for 1996 projected on an actuarial basis which represents the excess of the amount needed to fund the death benefit under the split-dollar life insurance policy of $2,919.

(6) Mr. Killian's "Other Annual Compensation" for 1995 consists of $114,675 in respect of additional income taxes resulting from his secondment to the Companies, $59,734 in respect of housing expenses, $7,948 in respect of automobile expenses, $5,489 in respect of travel expenses and $31,539 in respect of school fees and $4,004 in dividend equivalents paid pursuant to the Senior Management Long Term Incentive Plan of NYNEX.

(7) In 1995, Messrs. Killian and Mearing-Smith were awarded the right to acquire for no payment on the vesting date 68,710 and 91,613 NYNEX CableComms Units, respectively with a value of $150,000 and $200,000, respectively, following the successful completion of the Combined Offering, pursuant to their employment contracts. These rights vested on December 31, 1996.

(8) Mr. Killian's "All Other Compensation" for 1995 consists of $22,294 in respect of foreign service premiums and other expatriate compensation; contributions by NYNEX to the NYNEX tax qualified saving plan and NYNEX non-qualified savings plan of

    $6,355 and $3,920, respectively; and the amount of the dollar benefit for 1995 projected on an actuarial basis which represents the excess of the amount needed to fund the death benefit under the split-dollar life insurance policy of $2,092.

(9) Mr. Repp was a secondee to the Companies from an affiliate of NYNEX and consequently received his compensation from such affiliate, which was reimbursed by NYNEX CableComms Limited.

(10) Mr. Repp's "Other Annual Compensation" for 1996 consists of $163,904 in respect of additional income taxes resulting from his secondment to the Companies, $69,368 in respect of housing expenses, $9,294 in respect of automobile expenses, $3,101 in respect of travel expenses, $8,726 in respect of school fees, $500 in respect of accountancy fees and $600 in telephone allowances.

(11) Mr. Repp's "All Other Compensation" for 1996 consists of $56,135 in respect of Mr. Repp's foreign service premiums and other expatriate compensation and $6,573 in contributions by NYNEX to the NYNEX tax qualified savings plan.

(12) Mr. Repp's "Other Annual Compensation" for 1995 consists of $142,268 in respect of additional income taxes resulting from his secondment to the Companies, $62,949 in respect of housing expenses, $8,938 in respect of automobile expenses and $79 in respect of other miscellaneous benefits.

(13) Mr. Repp's "All Other Compensation" for 1995 consists of $21,990 in respect of Mr. Repp's foreign service premiums and other expatriate compensation and $6,750 in contributions by NYNEX to the NYNEX tax qualified savings plan.

(14) Payments to Mr Mearing-Smith were made in pounds sterling, but are presented in this table in US dollars based on an exchange rate of $1.7123 to L1.00, the Noon Buying Rate on December 31, 1996.

(15) Mr. Mearing-Smith's "Other Annual Compensation" for 1996 consists of $3,082 in respect of automobile expenses.

(16) Mr. Mearing-Smith's "All Other Compensation" for 1996 consists of $31,207 in respect of pension benefits and $565 in respect of insurance benefit premiums.

(17) Mr. Mearing-Smith's "Other Annual Compensation" for 1995 consists of $9,742 in respect of automobile expenses.

(18) Mr. Mearing-Smith's "All Other Compensation" for 1995 consists of $24,747 in respect of pension benefits, $716 in respect of insurance benefit premiums and $683,540 in cash and approximately $589,766 in Units issued to Mr. Mearing-Smith, under an agreement with respect to the acquisition from him of interests in certain franchises.

(19) Mr. Schieck was a secondee to the Companies from an affiliate of NYNEX and consequently received his compensation from such affiliate, which was reimbursed by NYNEX CableComms Limited.

(20) Mr. Schieck's "Other Annual Compensation" for 1996 consists of $106,790 in respect of additional income taxes resulting from his secondment to the Companies, $64,826 of housing expenses, $9,875 in respect of travel expenses, $8,297 in respect of automobile expenses, $500 in respect of accountancy fees and $180 telephone allowance.

(21) Mr. Schieck's "All Other Compensation" for 1996 consists of $46,319 in respect of foreign service premiums and other expatriate compensation and $6,173 in contributions by NYNEX to the NYNEX tax qualified savings plan.

(22) Mr. Schieck's "Other Annual Compensation" for 1995 consists of $99,622 in respect of additional income taxes resulting from his secondment to the Companies, $60,750 of housing expenses, $7,299 in respect of travel expenses, $8,021 in respect of automobile expenses.

(23) Mr. Schieck's "All Other Compensation" for 1995 consists of $17,276 in respect of foreign service premiums and other expatriate compensation and $5,635 in contributions by NYNEX to the NYNEX tax qualified savings plan.

(24) Mr. Hatch was a secondee to the Companies from an affiliate of NYNEX and consequently received his compensation from such affiliate, which was reimbursed by NYNEX CableComms Limited.

(25) Mr. Hatch's "Other Annual Compensation" for 1996 consists of $89,367 in respect of additional income taxes resulting from his secondment to the Companies, $74,056 of housing expenses, $8,297 in respect of automobile expenses, $4,001 in respect of travel expenses, $500 in respect of accountancy fees and $600 telephone allowance.

(26) Mr. Hatch's "All Other Compensation" for 1996 consists of $45,106 in respect of foreign service premiums and other expatriate compensation and $6,336 in contributions by NYNEX to the NYNEX Tax Qualified Savings Plan.

(27) Mr. Hatch's "Other Annual Compensation" for 1995 consists of $86,236 in respect of additional income taxes resulting from his secondment to the Companies, $58,431 of housing expenses, $8,021 in respect of automobile expenses, $4,575 in respect of travel expenses.

(28) Mr. Hatch's "All Other Compensation" for 1995 consists of $16,950 in respect of foreign service premiums and other expatriate compensation and $6,191 in contributions by NYNEX to the NYNEX Tax Qualified Savings Plan.

OPTION GRANTS IN FISCAL YEAR 1996

    The following table contains information concerning the grant of options on shares of Common Stock of NYNEX under the NYNEX 1995 Stock Option Plan and NYNEX 1992 Management Stock Option Plan to the named Executive Officer during 1996.

                                      NUMBER OF SECURITIES       % OF TOTAL                                   GRANT DATE
                                           UNDERLYING          OPTIONS GRANTED     EXERCISE OR                  PRESENT
                                         OPTIONS GRANTED        TO EMPLOYEES       BASE PRICE    EXPIRATION      VALUE
NAME OF INDIVIDUAL                           (#)(1)                IN 1996        ($/SHARE)(2)     DATE(3)     ($)(3)(4)
------------------------------------  ---------------------  -------------------  -------------  -----------  -----------
John F. Killian.....................                0                     0                 0             0            0
Paul H. Repp........................            7,690                  0.21             50.69       1/11/06       43,600
Edward L. Hatch*....................            1,120                  0.01             50.69       1/11/06        8,254
Michael T. Schieck*.................            1,120                  0.01             50.69       1/11/06        8,254
                                                -----                   ---             -----    -----------  -----------

------------------------

*   NYNEX 1992 Management Stock Option Plan.

(1) The date of grant for options subject to this footnote is January 11, 1996.

(2) The exercise price of the options is equal to the fair market value of shares of Common Stock of NYNEX on the date of grant of the options. The exercise price may be paid in cash or by tendering already owned shares of Common Stock of NYNEX with a fair market value on the date of exercise equal to the exercise price. For exercises where shares of Common Stock of NYNEX have been tendered in payment of the exercise price, a new grant of options will be made equal to the number of shares tendered. A grant made under these circumstances will have an exercise price equal to the fair market value on the date of such exercise and grant.

(3) Options expire ten years from date of grant or, in case of retirement, on the fifth anniversary date of cessation of employment. Options become one-third exercisable one year after the date of grant, two-thirds exercisable two years after the date of grant, and fully exercisable three years after the date of grant. To the extent not already exercisable, the options become fully exercisable in the event of a "change of control", as defined in the NYNEX 1996 Stock Option Plan.

(4) As permitted by SEC rules, the Black-Scholes method of option valuation has been used to determine grant date present value. The assumptions used in the Black-Scholes option valuation calculation are: estimated future annual stock price volatility of 0.153; risk-free rate of return of 5.96%; and estimated future dividend yield of 4.66%. NYNEX does not advocate or necessarily agree that the Black-Scholes method or any other method permitted by the SEC can properly determine the value of an option. However, no gain to the optionees is possible without an increase in the stock price. Thus a zero increase or decrease in stock price, compared to the exercise price, will not produce any gain for the optionee.

  AGGREGATED OPTION EXERCISE IN FISCAL YEAR 1996 AND 1996 FY-END OPTION VALUES

    The following table shows information with respect to the named Executive Officer concerning the exercise of options to purchase shares of Common Stock of NYNEX during 1996 and unexercised stock options held as of the end of 1996.

                                                                          NUMBER OF SECURITIES
                                                                         UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                                         OPTIONS AT 1996 FISCAL      IN-THE-MONEY OPTIONS AT
                                                                                YEAR-END            1996 FISCAL YEAR-END($)(1)
                                                                      ----------------------------  --------------------------
                                                            VALUE
                                       SHARES ACQUIRED    REALIZED
NAME OF INDIVIDUAL                       BY EXERCISE         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
------------------------------------  -----------------  -----------  -----------  ---------------  -----------  -------------
John F. Killian.....................          2,566          34,704       10,845          1,285         72,445        11,488
Edward L. Hatch.....................              0               0        1,120          1,120         13,300             0
Paul H. Repp........................              0               0          280          7,690          2,870             0
Michael T. Schieck..................              0               0          280          1,120          2,870             0
                                              -----      -----------  -----------         -----     -----------       ------

------------------------------

(1) Amounts reflect potential gains on outstanding options based upon the December 31, 1996 average stock price of $48.82.

NYNEX MANAGEMENT PENSION PLAN

    NYNEX maintains the NYNEX Management Pension Plan, a non-contributory pension plan which covers all management employees, including Messrs. Hatch, Repp and Schieck. The normal retirement age under this plan is 65; however, retirement before age 65 can be elected under certain conditions.

    The following table sets forth the highest estimated annual retirement benefits payable to persons in the specified compensation and years of service classifications upon retirement at normal retirement age under the NYNEX Management Pension Plan:

                               PENSION PLAN TABLE

                                                           YEARS OF SERVICE
                                         -----------------------------------------------------
 REMUNERATION                               15         20         25         30         35
---------------------------------------  ---------  ---------  ---------  ---------  ---------
$200,000...............................  $  36,000  $  48,000  $  60,000  $  72,000  $  84,000
 300,000...............................     36,000     48,000     60,000     72,000     84,000
 400,000...............................     36,000     48,000     60,000     72,000     84,000
 500,000...............................     36,000     48,000     60,000     72,000     84,000
 600,000...............................     36,000     48,000     60,000     72,000     84,000
 700,000...............................     36,000     48,000     60,000     72,000     84,000
 800,000...............................     36,000     48,000     60,000     72,000     84,000

------------------------

Note: Benefits shown in this table may be further limited under the US Internal Revenue Code.

    Under the NYNEX Management Pension Plan, annual pensions are computed on a straight-life annuity basis and are not reduced for Social Security or other offset amounts except in cases where a joint or survivor annuity is selected. Participants receive a pension based on an adjusted career income times 1.6%. The adjusted career income is the average annual compensation from January 1, 1986 to December 31, 1990 times net credited service through December 31, 1990; plus actual compensation from January 1, 1991 until last day of service.

    The US Internal Revenue Code limits the benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, NYNEX has a non-qualified pension plan to provide for the full payment of the pension when the pension amounts exceed tax-qualified limits. The pension amounts that exceed tax-qualified limits will be accounted for by NYNEX as operating expense.

    The compensation covered by the NYNEX Management Pension Plan includes compensation that would fall under the categories of "Salary" and "Bonus" in the Summary Compensation Table shown above. The years of service of Messrs. Hatch, Repp and Schieck are 27, 14 and 30, respectively. If Messrs. Hatch, Repp and Schieck continue in their present positions and retire at the normal retirement age of 65, the estimated annual pension amounts payable under the NYNEX Management Pension Plan would be $76,515, $102,446 and $89,364, respectively.

    Mr. Killian will receive a benefit under the NYNEX Management Pension Plan described above except that Mr. Killian will not be eligible to receive any benefits on average compensation over $150,000. Mr. Killian is not eligible for the non qualified pension plan described above which provides for pension amounts exceeding US Internal Revenue Code tax-qualified limits.

    Mr. Killian will receive a pension based upon average compensation up to $150,000 multiplied by 1.6%. Average compensation is determined as five-year average base pay for the period January 1, 1986 to December 31, 1990, times years of service on December 31, 1990, plus all future base pay.

    In 1995, NYNEX terminated its supplemental executive defined benefit non-qualified pension plan and replaced it with a defined contribution plan which applies to Mr. Killian only (among the Executive

Officers named in the Summary Compensation Table). The annual company contribution to the defined contribution plan is determined as 25% of base salary that exceeds $150,000, plus 25% of bonus. This amount is included in the "All Other Compensation" column of the Summary Compensation Table.

    The compensation covered by the NYNEX Management Pension Plan includes compensation that would fall under the category of "Salary" in the Summary Compensation Table. Mr. Killian has 17 years of service. If Mr. Killian continues in the employment of NYNEX at his present level of compensation and retires at the normal retirement age of 65, his estimated annual pension amount payable under the NYNEX Management Pension Plan would be $98,000.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
  (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth, as of January 31, 1997, certain information regarding the beneficial ownership (within the meaning of Rule 13d-3(d) (1) under the Exchange Act) of the Units by the owners of 5% or more of the Units.

                                                                                         AMOUNT AND
                                                                                          NATURE OF
                                                                                         BENEFICIAL
TITLE OF CLASS                                 NAME AND ADDRESS OF BENEFICIAL OWNER       OWNERSHIP     % OF CLASS
------------------------------------------  ------------------------------------------  -------------  -------------
NYNEX CableComms Units....................  NYNEX Corporation                             620,000,000         67.0
                                              1095 Avenue of the Americas,
                                              New York, New York 10036, USA
NYNEX CableComms Units....................  Mercury Asset Management                       65,295,000          7.1
                                              33 King William Street, EC4R 9AS

    Pursuant to the NYNEX CableComms UK Articles and the NYNEX CableComms US Certificate, NYNEX has the right to appoint a number of Directors ("NYNEX Appointees") to each of the Boards of the Companies based on the percentage voting power of, in the case of NYNEX CableComms UK, all issued NYNEX CableComms UK Ordinary Shares and, in the case of NYNEX CableComms US, all outstanding NYNEX CableComms US Shares of Common Stock, directly or indirectly controlled by NYNEX. In addition, NYNEX has the right to remove and replace the NYNEX Appointees and such NYNEX Appointees do not stand for election by the shareholders. NYNEX currently has indirect control of approximately 67% of the outstanding NYNEX CableComms Units (comprising equal percentages of the issued NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock) and therefore, in accordance with the NYNEX CableComms UK Articles and the NYNEX CableComms US Certificate NYNEX is currently entitled to appoint four of the nine current Directors of each of the Boards. Control over the appointment of Directors in effect gives NYNEX, through the vote of such Directors, a veto power with respect to any actions by the Boards that require the approval of a two-thirds vote of the Directors. This two-thirds vote requirement applies to certain important acts of the Boards, such as the acquisition or disposal of any business outside the ordinary course of business, the approval of the annual budget, the approval of borrowings above L10 million, the appointment of any new Director (other than NYNEX Appointees) and the appointment and removal of certain Executive directors.

    NYNEX has the right to vote with the other shareholders in the election of Directors for each of the remaining seats on each Board. Because NYNEX owns a majority of the outstanding NYNEX CableComms Units, NYNEX has sufficient voting power to elect Directors to all of the remaining seats. However, the London Stock Exchange requires, and the constitutional documents of the Companies provide, that at all times a majority of the Directors must be independent of NYNEX ("Independent Directors"). In a relationship agreement with the Companies (the "NYNEX Relationship Agreement"), NYNEX has, among other things, confirmed its intention to vote the NYNEX CableComms UK Ordinary

Shares and the NYNEX CableComms US Shares of Common Stock beneficially owned by it in a manner to ensure, so far as it is able by the exercise of such voting rights, that a majority of each Board is composed of Independent Directors for London Stock Exchange purposes.

    Currently the Boards of the Companies consist of four NYNEX Appointees and five Independent Directors.

    Shareholdings of the Companies' Directors and Executive directors can be found below.

(B) SECURITY OWNERSHIP OF MANAGEMENT

    Certain members of senior management of the Companies have the title "Executive director" which under UK practice, is generally equivalent to that of an executive officer under US practice and does not connote a position on the Boards of Directors.

THE COMPANIES

    The following table sets forth, as of January 31, 1997, beneficial ownership (as defined in Rule 13d-3(d)(1) under the Exchange Act) of the NYNEX CableComms Units by each Director, named Executive director and all Directors and Executive directors (as a group), including NYNEX CableComms Units which they had the right within 60 days to acquire pursuant to the exercise of options to purchase NYNEX CableComms Units.

                                                                                          AMOUNT AND
                                                                                           NATURE OF
                                                                                          BENEFICIAL
TITLE OF CLASS                             NAME OF BENEFICIAL OWNER                        OWNERSHIP     PERCENT(1)
--------------------  ------------------------------------------------------------------  -----------  ---------------
NYNEX
CableComms
Units...............  Robert Anderson--Director                                                  -0-            -0-
                      Richard Blackburn--Director                                                -0-            -0-
                      Jeffrey Bowden--Director                                                   -0-            -0-
                      Sir Bryan Carsberg--Director                                               -0-            -0-
                      Sir Michael Checkland--Director                                            -0-            -0-
                      John Killian--President and Chief Executive Officer, Director          191,692              *
                      Nicholas Mearing-Smith--Chief Financial Officer(2), Director           418,955              *
                      Mel Meskin--Director                                                       -0-            -0-
                      John Rennocks--Director                                                    -0-            -0-
                      Edward Hatch--Executive director--Merger Planning                          -0-            -0-
                      Paul Repp--Chief Legal and Regulatory Officer and Company
                        Secretary                                                                -0-            -0-
                      Michael Schieck--Executive director--Customer Operations Support           -0-            -0-
                      All Directors and Executive directors (as a group)                     610,647              *

------------------------------

(1) An interest of less than 1% is represented by an asterisk.

(2) Mr. Mearing-Smith delegated his duties as Chief Financial Officer of the Companies effective January 30, 1997, but remains as a Director.

NYNEX

    The following table sets forth as of January 31, 1997, for each Director, each named Executive director and all Directors and Executive directors (as a group), their beneficial ownership (as defined in Rule 13d-3(d)(1) under the Exchange Act) shares of Common Stock of NYNEX including shares of Common Stock of NYNEX which they had the right within 60 days to acquire pursuant to the exercise of options granted by NYNEX, plus the number of shares of Common Stock of NYNEX held on January 31, 1997 by the trustee of the NYNEX Corporation Savings Plan for Salaried Employees ("Savings Plan") for their accounts.

                                                                                        AMOUNT AND
                                                                                         NATURE OF
                                                                                        BENEFICIAL      PERCENT OF
TITLE OF CLASS                         NAME OF BENEFICIAL OWNER                       OWNERSHIP(1)(2)    CLASS(3)
-----------------  -----------------------------------------------------------------  ---------------  -------------
Common Stock       Robert Anderson--Director                                                52,365           *
                   Richard Blackburn--Director                                              74,887           *
                   Jeffrey Bowden--Director                                                 84,078           *
                   Sir Bryan Carsberg--Director                                                -0-          -0-
                   Sir Michael Checkland--Director                                             -0-          -0-
                   John Killian--President and Chief Executive Officers, Director           18,745           *
                   Nicholas Mearing-Smith--Chief Financial Officer(4), Director                -0-          -0-
                   Mel Meskin--Director                                                     70,593           *
                   John Rennocks--Director                                                     -0-          -0-
                   Edward Hatch--Executive director--Merger Planning                         2,911
                   Paul Repp--Chief Legal and Regulatory Officer and Company
                     Secretary                                                               4,139           *
                   Michael Schieck--Executive director--Customer Operations Support          1,615           *
                   All Directors and Executive directors (as a group)                      314,020           *

------------------------

(1) The number of shares held in the Savings Plan included in the numbers shown above are as follows: Richard Blackburn, 12,348; John Killian, 2,848; Robert Anderson, 1,178; Jeffrey Bowden, 323; Mel Meskin, 1,192; Paul Repp, 1,205; Michael Schieck, 735 and Edward Hatch, 975. The number of shares of restricted stock granted under the NYNEX 1987 Restricted Stock Award Plan included in the numbers shown above are as follows: Richard Blackburn, 6,571; John Killian, 3,635; Robert Anderson, 3,895; Jeffrey Bowden, 5,866 and Mel Meskin, 5,624. (These shares include dividends that have been reinvested in additional restricted shares.)

(2) The numbers of shares which the named persons had the right within 60 days to acquire beneficial ownership pursuant to the exercise of options granted by NYNEX included in the numbers shown above are as follows: Richard Blackburn, 47,118; John Killian, 9,597; Robert Anderson, 43,991; Jeffrey Bowden, 66,157; Mel Meskin, 59,338; Paul Repp, 2,844; Michael Schieck, 840 and Edward Hatch, 1,680. In addition, at the time of the completion of the proposed merger of NYNEX and Bell Atlantic Corporation ("Bell Atlantic") (see "Changes in Control" below), while not exercisable within 60 days, stock options for the following number of shares will become exercisable for the following persons and for all Executive directors as a group: Richard Blackburn, 113,519; Robert Anderson, 52,784; Jeffrey Bowden, 115,576; Mel Meskin, 63,906; Paul Repp, 12,641; Michael Schieck, 560; Edward Hatch, 560 and all Executive directors as a group, 360,906.

(3) An interest of less than 1% is represented by an asterisk.

(4) Mr. Mearing-Smith delegated his duties as Chief Financial Officer of the Companies effective January 30, 1997, but remains as a Director.

    (C) CHANGES IN CONTROL

    As announced on October 22, 1996, Cable and Wireless plc, Bell Canada International Inc. and NYNEX have entered into the Transaction Agreement pursuant to which, subject to the satisfaction of certain conditions precedent, the parties have agreed to combine Mercury, BCM (as enlarged by the acquisition of Videotron Holdings Plc) and NYNEX CableComms under a new holding company, CWC. Pursuant to the Transaction Agreement, CWC has offered to purchase NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock (represented by NYNEX CableComms Units and NYNEX CableComms ADSs) in exchange for ordinary shares of CWC ("the NYNEX CableComms Offers").

    If the transactions contemplated by the Transaction Agreement are consummated, among other things, (i) NYNEX will exchange all of its NYNEX CableComms Units, and its indirect interests in the Operating Companies, for ordinary shares of CWC; (ii) NYNEX CableComms will become part of the combined CWC group and thus will be an affiliate of Mercury, which is currently a competitor of NYNEX CableComms primarily in the business telecommunications market; and (iii) the entities identified as the North limited partner and the South limited partner in the diagram under "Organization" in Item 1 above will become indirect wholly-owned subsidiaries of CWC, thereby providing CWC with indirect interests in the Operating Companies held other than through NYNEX CableComms. For a more complete discussion of the Transaction Agreement, see "Business--Introduction" in Item 1 above.

    Options under NYNEX CableComms' Employee Share Option Plan are exercisable within a limited period in the event of a take-over of NYNEX CableComms UK or NYNEX CableComms US and will in certain circumstances lapse if not so exercised, but may, with the agreement of the acquiring company, be exchanged for options over the acquiring company's shares. The holders of options will, upon the NYNEX CableComms Offers becoming unconditional, be entitled to exercise their options and deal with their NYNEX CableComms Units pursuant to the NYNEX Cablecomms Offers on the same basis as other holders of NYNEX CableComms Units.

    NYNEX has entered into an Amended and Restated Agreement and Plan of Merger dated as of April 21, 1996, as amended as of July 2, 1996, with Bell Atlantic, pursuant to which a wholly-owned subsidiary of Bell Atlantic will merge with and into NYNEX and NYNEX will become a wholly-owned subsidiary of Bell Atlantic. In the merger, each shareholder of NYNEX will receive 0.768 shares of Bell Atlantic common stock in exchange for one share of NYNEX Common Stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Effective on June 14 1995, the Companies and NYNEX CableComms Limited, an indirect wholly-owned subsidiary of the Companies which provides substantially all the management, operations and other business functions for the Companies, entered into a trademark agreement with NYNEX under which the Companies and NYNEX CableComms Limited are required to pay L4.0 million per annum for 5 years for use of the "NYNEX" name.

    Effective on June 14, 1995, the Companies and NYNEX CableComms Limited entered into a services and technology sharing agreement with NYNEX pursuant to which NYNEX provides certain services to the Companies and NYNEX CableComms Limited. This agreement covers both the scope and method of calculation of the cost of such services. The level of charges under this agreement is intended to arrive at arm's length transaction costs. Payments to NYNEX under the services agreement totalled L5.0 million and L2.6 million for 1996 and 1995, respectively.

    The Companies and NYNEX CableComms Limited also entered into a secondment agreement dated May 15, 1995 with NYNEX which provides that NYNEX will, subject to certain conditions, second employees to the Companies and their subsidiaries upon the request of the Companies. The Companies have agreed to reimburse NYNEX for all costs NYNEX incurs in respect of any employees so seconded. Currently, 11 of the senior management of NYNEX CableComms Limited are on secondment from NYNEX, including Messrs. Hatch, Doherty, McHale, Repp, Schieck and Welsh who are Executive directors of NYNEX CableComms Limited. Mr. Repp is also a Director of NYNEX CableComms

Limited. Under this agreement, NYNEX was reimbursed by the Companies in the aggregate of L1.6 million and L2.7 million for such secondees during 1996 and 1995, respectively.

    The Companies and Mr. Mearing-Smith (the Chief Financial Officer and Director of the Companies, who delegated his duties as Chief Financial Officer as of January 30, 1997) were party to an agreement which terminated Mr. Mearing-Smith's right of first refusal and right to deferred consideration with respect to his interest in certain franchises purchased by the Companies in exchange for consideration which consisted of grants of NYNEX CableComms Units and cash approximately equal in value to the deferred consideration. Under the agreement, Mr. Mearing-Smith received L440,000 in cash in 1995 and 270,406 NYNEX CableComms Units in 1996.

    Approximately 67% of the outstanding Units of the Companies is held by a wholly-owned subsidiary of NYNEX. The Companies, through various wholly-owned subsidiaries and two partnerships in which they exercise management control and hold a majority interest, control the exercise of all the voting rights in the 16 companies that hold the licenses in the Companies' franchise areas (the "Operating Companies"). Other wholly-owned subsidiaries of NYNEX have direct and indirect equity interests in lenders to the Operating Companies and indirect equity interests in the Operating Companies separate from NYNEX's interest as a shareholder of the Companies. This includes indirect equity interests in the two limited partnerships (the "North Partnership" and the "South Partnership") which own substantially all of the ordinary shares of the Operating Companies. The lenders to the Operating Companies hold (in addition to loans to the Operating Companies) limited partnership interests in the North Partnership and the South Partnership. Under the partnership agreements the limited partners generally have a 15% interest in all items of income, gain, loss deduction or credit, except in respect of initial losses and profits (being specified amounts of profits or losses calculated in accordance with US tax principles) of the relevant partnership.

    Initial losses up to a maximum cumulative amount of L200.0 million in the case of the North Partnership and L40.0 million in the case of the South Partnership will be allocated to the limited partners. After that, losses will be allocated to the Companies up to the point that their share of the cumulative losses of the relevant partnership reaches 85%. At that point any further losses will be allocated 85% to the Companies and 15% to the limited partners. Initial profits will be allocated between the Companies and the limited partners in proportion to the cumulative losses allocated to each partner until such losses have been fully offset by profits. Thereafter, all profits are to be allocated 85% to the Companies and 15% to the limited partners. Initial losses for the South Partnership reached L40.0 million in the first quarter of 1996. Initial losses for the North Partnership have not yet reached L200 million.

    For the purposes of preparing the combined financial statements, the profit or loss of the relevant partnership is allocated between the Companies and the limited partners in accordance with the profit and loss allocations set out in the relevant partnership agreement.

    The limited partners have contributed L211.7 million to the North Partnership and the South Partnership as of both December 31, 1996 and December 31, 1995. Minority interests of the limited partners in the North Partnership and South Partnership were L18.8 million and L57.8 million, respectively, at December 31, 1996 and L76.2 million and L55.9 million, respectively, at December 31, 1995.

    The North and South Partnerships are included in the Companies' US GAAP combined financial statements. The limited partners are entitled to distributions only if declared and their capital contributions in the North and South Partnerships, respectively, are reflected in the Companies' US GAAP combined financial statements under "Minority interest". The revolving loans from the limited partners to the Northern and Southern Operating Companies are reflected in the Companies' US GAAP combined financial statements under "Long-term debt".

    The Northern Operating Companies borrowed L292.9 million and L96.5 million under the revolving credit facilities from the limited partners at December 31, 1996 and 1995, respectively. The Southern

Operating Companies borrowed L154.8 million and L28.9 million under the revolving credit facilities from the limited partners at December 31, 1996 and 1995, respectively. Neither the North Partnership nor the South Partnership had made any borrowings under the revolving credit facilities from the limited partners at December 31, 1996 and 1995.

    Interest and fees paid to the lenders under the revolving credit facilities for the years ended December 31, 1996 and December 31, 1995, aggregated L14.6 million and L6.5 million, respectively, for the Northern Operating Companies and L7.5 million and L8.7 million, respectively, for the Southern Operating Companies.

    The revolving loans are unsecured obligations of the Operating Companies. However, the Companies have pledged their interests in the North and South Partnerships as collateral for repayment of the Northern Operating Companies' and Southern Operating Companies' revolving loans, respectively, and significant restrictions exist on the rights of the Operating Companies to encumber any assets or incur any additional indebtedness.

    The Companies have certain rights to purchase the equity interests held by the limited partners in the North Partnership and South Partnership. The purchase option provides for the acquisition of these equity interests at a price equal to fair market value, but in no event less than the unrecovered investment of the limited partners. Under certain circumstances, following the occurrence of certain adverse events, the failure to purchase the limited partner's interest could result in a liquidation of the North Partnership and South Partnership.

    The Operating Companies have entered into two forward sterling interest rate swaps to reduce potential exposure to interest rate risks inherent in the financing arrangements for Northern Operating Companies and Southern Operating Companies. Under the interest rate swaps, the Companies agreed to exchange with NYNEX, on a quarterly basis, the difference between fixed-rate (9.15% for the Northern financing arrangement and 7.02% for the Southern financing arrangement) and floating-rate three month Sterling LIBOR interest amounts calculated by reference to an agreed notional principal amount. The notional principal amounts of the swaps are L700.0 million and L273.7 million for swaps entered into on December 31, 1994 and December 31, 1993, respectively. The net effect of the interest rate swap is to fix the net cash outflow of the Companies to 9.15% and 7.02% of the appropriate financing arrangement. In order to correspond to the underlying financing arrangements for the Northern Operating Companies and Southern Operating Companies, the effective date of the swaps is the first payment date after the earlier of five years from commencement of the arrangements or the date all completion requirements are met, and expire by December 31, 2004 and 2003, respectively.

    In addition, the Operating Companies have entered into two agreements with NYNEX to reduce the notional amount of the interest rate swaps at the Operating Companies' option. The notional amount may be reduced at any time, and from time to time, in whole or in part, without any penalty or additional payments. The effective dates and expiration dates of these options are the same as the swap transactions. The Operating Companies paid premiums of L18.3 million and L7.0 million in respect of the Northern and Southern financing arrangements, respectively, which are being amortised over the life of the options.

    NYNEX has entered into the credit facility with NYNEX CableComms to make available up to L200 million (the "NYNEX Facility"). NYNEX CableComms may make drawings under the NYNEX Facility at any time before May 31, 1998. Amounts borrowed are to be paid in full by May 31, 1998. The rate of interest applicable to amounts drawn under the NYNEX Facility is three month sterling LIBOR plus 4%. NYNEX CableComms paid NYNEX a fee of L375,000 during 1996 for NYNEX commitment to provide the NYNEX Facility. No drawings have yet been made on the NYNEX Facility.

    NYNEX has entered into an agreement with the Companies whereby it has agreed to indemnify the Companies for certain US and UK tax liabilities of NYNEX and its affiliates (including the affiliates that were transferred to the Companies as part of a reorganization of NYNEX's cable television and telecommunications operations in the UK effected immediately prior to the initial public offering) arising from or attributable to periods prior to the completion of the initial public offering.

    Prior to June 14, 1995, NYNEX CableComms' US corporations were included in the NYNEX consolidated federal income tax return and in New York State and New York City combined income tax filings. While included in the NYNEX tax filings, NYNEX CableComms' US corporations were allocated payments in accordance with the effect their losses had on reducing the consolidated group's taxable income. As a result of the reorganization which occurred immediately prior to the completion of the NYNEX CableComms' initial public offering, the Companies and their US corporations no longer qualify to be included in the NYNEX consolidated US federal tax return or in any state or local combined tax returns. As such, any equivalent payments will no longer be made to the Companies by NYNEX for any future losses generated. For periods after June 14, 1995, NYNEX UK Holdings and its US subsidiaries will be treated as a consolidated group of corporations for US tax return purposes. However, neither NYNEX CableComms UK nor NYNEX CableComms US will be consolidated with NYNEX UK Holdings or its subsidiaries for US tax purposes. As a result, NYNEX CableComms UK and NYNEX CableComms US will file their own US federal tax returns separately from NYNEX UK Holdings.

    On May 15, 1995, the Companies and NYNEX entered into a registration rights agreement pursuant to which, subject to compliance with London Stock Exchange requirements and subject to certain other exceptions, NYNEX has the right, at its own expense, (i) to require the Companies to include all or any portion of the NYNEX CableComms Units beneficially owned by NYNEX or its affiliates in any registered offering by any the Companies in the United States (or in any prospectus for the offering and sale to the public in the United Kingdom) and
(ii) for ten years beginning one year after the initial public offering, to cause the Companies on up to two separate occasions to file a registration statement for an offering in the United States and to take such other action to facilitate an offering and sale in the United Kingdom.